Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

TELEPHONE: +852-2514-7600

FACSIMILE: +852-2869-7694

Direct Dial Number (852) 2514-7620	E-mail Address ygao@stblaw.com

September 23, 2020

VIA EDGAR

Office of Technology

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	Mr. Robert Littlepage, Accounting Branch Chief
Mr. Joseph Kempf, Staff Accountant Ms. Jan Woo, Esq., Legal Branch Chief Mr. Michael C. Foland, Esq., Attorney-Advisor

Re:	Yalla Group Limited Registration Statement on Form F-1 CIK No. 0001794350

Ladies and Gentlemen:

On behalf of our client, Yalla Group Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we are filing herewith an amendment (“Amendment No. 1”) to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) via EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended.

For your easy reference, we are providing you by overnight delivery five (5) copies of this letter as well as Amendment No. 1, which has been marked to show changes to the Company’s Registration Statement filed with the Commission on September 8, 2020.

Simpson Thacher & Bartlett

September 23, 2020

If you have any question regarding the Registration Statement, please do not hesitate to contact me at +852-2514-7620 (work), +852-6588-7136 (mobile) or ygao@stblaw.com (email) or Kai Fan at +852-2514-7515 (work), +852-6139-9879 (mobile) or kfan@stblaw.com (email).

Questions pertaining to auditing matters may also be directed to Enid Yang at +86-10-8508-7816 (work) or enid.yang@kpmg.com (email) of KPMG Huazhen LLP, the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Yi Gao Yi Gao

cc:	Yalla Group Limited
Tao Yang, Chairman and Chief Executive Officer

Simpson Thacher & Bartlett LLP
Kai Fan

Cleary Gottlieb Steen & Hamilton LLP
Shuang Zhao

KPMG Huazhen LLP
Enid Yang

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